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                                                                    EXHIBIT 99.2

Contact: Robert D. Siegfried/Jessica Barist    Contact: Calvin L. Reed
         Kekst and Company                              Peak International Ltd.
         (212) 521-4800                                 (619) 385-0308

                      PEAK INTERNATIONAL CONTINUES GROWTH
                        WITH SOUND FISCAL FIRST QUARTER

           -- Announces Major Contracts With Conexant and Motorola --

HONG KONG AND MILPITAS, CALIFORNIA, JULY 28, 1999 -- Peak International Limited (NASDAQ: PEAKF) (AMEX: PTT) today announced continued operating momentum for its first fiscal quarter ended June 30, 1999 and sizeable contracts with two premiere semi-conductor companies, Conexant (NASDAQ: CNXT) and Motorola (NYSE:
MOT). The contracts, the terms of which were not disclosed, expand Peak's relationship with each company. Although Peak cannot disclose details, the contracts significantly expand Peak's relationship with these companies by providing for the supply of Jedec-style shipping and baking trays for semiconductors. Peak is the leading manufacturer of Jedec-style trays for the semiconductor industry.

For the year's fiscal first quarter, Peak achieved net sales of $18.8 million, a 19 percent increase over net sales of $15.8 million for the fiscal first quarter of a year ago. Peak's gross profit margin increased to 42.8 percent for the June 30,1999 fiscal quarter from 40.1 percent for the quarter ended June 30, 1998. This marks the fourth consecutive quarter of net sales growth and gross profit margin growth for Peak on a quarter-to-quarter basis.

Peak's net income for the three months ended June 30, 1999 was $3.7 million, compared to $3.1 million for the June 30, 1998 fiscal quarter, an increase of 21 percent. Operating income was $3.8 million for this year's first fiscal quarter versus $3.0 million for the fiscal first quarter one year ago. Both net income and operating income increased over the preceding quarter.

Calvin L. Reed, Chief Executive Officer and President, stated, "Unit volume in the semi-conductor marketplace continues to strengthen. For the quarter, unit volume rose in all three of Peak's product categories - tubes, trays, and tapes and reels. We are concentrating our efforts on the higher margin tape and reel and tray segments.

"During the quarter, the new management began the process of evaluating Peak's business position. We have determined that our capacity is sufficient to meet near-term market demand, and therefore, we have put on hold the completion of the new factory in China. We are continuing to investigate and resolve irregularities in the operations of our facilities in China. We also closed a manufacturing facility in Penang, Malaysia.

"In addition, we have taken steps to improve efficiency in Peak's recycling business. In this regard, Peak has terminated its relationship with the SemiCycle Foundation in Austin, Texas and

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relocated its U.S. shipping and distribution functions from Austin to Milpitas,
California. The sales office in Austin will be maintained. We expect this restructuring to result in better service to U.S. customers, as well as cost savings to Peak.

"We believe that the communications industry will continue to undergo solid growth, driven by the worldwide spread of the Internet and telecommunications products. This drives demand for semi-conductors, which, in turn, drives demands for Peak's products," Mr. Reed said.

Peak International Limited is a leading supplier of precision-engineered transport products for the storage, transportation and automated handling of semiconductor devices and other electronic components.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. The forward-looking statements reflects the views of Peak with respect to future events and financial performance. These statements are subject to certain risks and uncertainties, including among others dependence on the semiconductor and electronics industries, competition, dependence on significant customers, issues relating to its operations in China, the resolution of recently filed shareholder litigation and other matters that could cause actual results to differ materially from the statements made herein. The words "believes", "expects," "anticipates," "intends," "plans," "estimates" and similar expressions identify forward-looking statements. Peak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

                              -- Table Follows --

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                           PEAK INTERNATIONAL LIMITED
                           Income Statement Excerpts
               (all amounts in thousands, except per share data)
                                  (unaudited)

                                              Three Months Ended June 30,
                                                   1999           1998

Net Sales                                        $18,795        $15,769
Cost of Goods Sold                                10,747          9,446
Gross Profit                                       8,048          6,323

General & Administrative and
 Research & Development                            2,549          1,755
Selling & Marketing                                1,708          1,527
Operating Income                                   3,791          3,041

Other Income - net                                   289             94
Interest Income-net                                   60            249
Profit Before Tax                                  4,140          3,384

Taxation                                             398            304
NET INCOME                                       $ 3,742          3,080
EARNINGS PER SHARE - BASIC                       $  0.28        $  0.23
                   - DILUTED                     $  0.27        $  0.23
Weighted Avg. Number of Shares-Diluted            13,740         13,672

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                           CONSOLIDATED BALANCE SHEET
                                  (unaudited)

ASSETS                           June 30, 1999 March 31, 1999
(in thousands)

Current assets:
 Cash & cash equivalents            $ 14,245    $ 10,598
 Accounts receivable-net              11,995      11,828
 Inventory-net                        27,096      26,169
 Other current assets                    921       1,241
 Total Current Assets                 54,257      49,836
Property, plant and
equipment-net                         53,400      52,517

TOTALS                              $107,657    $102,353


LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities:
 Bank borrowings                         261           0
 Accounts payable and accruals         7,366       6,324
 Taxation                              4,071       3,805
 Total Current Liabilities            11,698      10,129

 LT Provision                            647         647
 Deferred income taxes                 1,586       1,607
Total Liabilities                     13,931      12,383
Stockholders' Equity:
 Share capital                           135         135
 Additional paid-in capital           34,645      34,620
 Retained earnings                    59,696      55,954
 Cumulative translation
 adjustment                             (750)       (739)
Total stockholders' equity            93,726      89,970

TOTALS                              $107,657    $102,353

                                     # # #

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